


ธนาคารกสิกรไทย
KASIKORNBANK


05009927

12g3-2(b) File No.82-4922

Ref No. CN. 504/2005

July 19, 2005


SEC MAIL PROCESSING
RECEIVED
JUL 21 2005
WASH, D.C.
209
SECTION

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

Dear Sirs:

SUPPL

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

(Ms. Kattiya Indaravijaya)
First Senior Vice President
KASIKORNBANK Public Company Limited

PROCESSED
JUL 25 2005


THOMSON
FINANCIAL

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.
Tel. +66 2222 0000 Fax. +66 2470 1144-5
www.kasikornbank.com

Summary Statement of Assets and Liabilities 1/

As at Jun 30, 2005



Assets	Baht	Liabilities	Baht
Cash	18,050,066,728.71	Deposits	595,572,424,905.08
Interbank and money market items	84,283,774,851.40	Interbank and money market items	18,474,840,970.19
Securities purchased under resale agreements	12,400,000,000.00	Liabilities payable on demand	5,843,423,871.20
Investments in securities, net	114,586,584,680.44	Securities sold under repurchase agreements	0.00
(with obligations Baht 10,112,302,001.32)		Borrowings	28,459,489,585.78
Credit advances (net of allowance for doubtful accounts)	588,072,471,832.69	Bank's liabilities under acceptances	739,832,844.15
Accrued interest receivables	1,254,140,083.04	Other liabilities	17,050,888,887.07
Properties foreclosed	12,832,180,508.46	Total liabilities	767,140,031,018.87
Customers' liabilities under acceptances	739,832,844.15		
Premises and equipment, net	20,071,455,028.28	Shareholders' equity	
Other assets	14,845,181,678.58	Paid-up share capital	
		(registered share capital Baht 30,486,146,870.00)	23,707,738,050.00
		Reserves and net profit after appropriation	30,761,718,803.44
		Other reserves and profit and loss account	18,626,001,244.81
		Total shareholders' equity	73,095,110,698.25
Total Assets	840,855,747,711.62	Total Liabilities and Shareholders' Equity	840,285,747,711.62
Customers' liabilities under unmatured bills	4,959,971,883.39	Bank's liabilities under unmatured bills	4,959,971,883.39
Total	845,195,719,595.01	Total	845,195,719,595.01

	Baht
Non-Performing Loans as at Jun 30, 2005 (Quarterly)	51,784,802,475.77
(8.87% of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss, as at Jun 30, 2005 (Quarterly)	22,893,170,859.73
Actual allowance for doubtful accounts	29,709,731,245.50
Loans to related parties	4,777,082,415.45
Loans to related asset management companies	8,420,000,000.00
Loans to related parties due to debt restructuring	3,522,830,287.48
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	86,820,978,749.63
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	1,951,998,613.48
Total liabilities	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	608,009,823.16
Letters of credit	13,904,742,710.54

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant


SEC MAIL
RECEIVED
PROCESSING
JUL 21 2005
WASH, D.C.
209
SECTION

AL

60 ธนาคารกสิกรไทย KASIKORNBANK

Ref.FA. 067/2005

July 19, 2005

To President

The Stock Exchange of Thailand

Subject : Submittal of the Unaudited Financial Statement

Enclosed herewith, please find copies of the unaudited financial statements for the second quarter ended June 30, 2005 in SET Smart compared with various time interval of financial statements previously reported.

We trust you will find the enclosed helpful and informative.

Yours sincerely,



(PRASARN TRAIRATVORAKUL)

President

Summary statement of assets and liabilities [1/]

As of June 30, 2005

Assets	Baht	Liabilities	Baht
Cash	13,050,066,728.71	Deposits	695,572,424,905.03
Interbank and money market items	84,283,774,951.40	Interbank and money market items	19,474,540,970.19
Securities purchased under resale agreements	12,400,000,000.00	Liabilities payable on demand	5,843,423,871.20
Investment in securities, net	114,586,594,386.44	Securities sold under repurchase agreements	-
(with obligations Baht 16,112,302,001.32)		Borrowing	28,459,469,535.73
Credit advances (net of allowance for doubtful accounts)	566,072,471,833.59	Bank's liabilities under acceptance	739,932,844.15
Accrued interest receivables	1,254,140,053.04	Other liabilities	17,050,838,887.07
Properties foreclosed	12,932,130,509.45	Total Liabilities	767,140,631,013.37
Customers' liabilities under acceptance	739,932,844.15		
Premises and equipment, net	20,671,455,026.28	**Shareholders' equity**	
Other assets	14,245,181,378.56	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,707,738,650.00
		Reserves and net profit after appropriation	30,761,716,803.44
		Other reserves and profit and loss account	18,625,661,244.81
		Total shareholders' equity	73,095,116,698.25
Total Assets	840,235,747,711.62	Total Liabilities and Shareholders' equity	840,235,747,711.62
Customers' liabilities under unmatured bills	4,959,971,883.39	Bank's liabilities under unmatured bills	4,959,971,883.39
Total	845,195,719,595.01	Total	845,195,719,595.01

	Baht
Non-Performing Loans as of June 30, 2005 (Quarterly) (8.57% of total loans before allowance for doubtful accounts)	51,784,602,475.77
Required provisioning for loan loss as of June 30, 2005 [2/]	22,993,170,988.73
Actual allowance for doubtful accounts	29,709,731,245.50
Loan to related parties	4,777,082,415.45
Loans to related asset management companies	8,420,000,000.00
Loans to related parties due to debt restructuring	3,522,630,287.48
Borrowing as part of subordinated debentures cum preferred shares to be included in the Tier-1 capital, permitted by the Bank of Thailand	-
Legal capital fund	86,620,973,749.53
Changes in assets and liabilities this month due to penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, Section	-
International Banking Facility's assets and liabilities	
Total assets	1,951,996,613.43
Total Liabilities	-
Significant contingent liabilities	
Avals on bills and guarantees of loans	608,009,623.16
Letter of credit	13,904,742,710.34

[1/] This summary statement has not been reviewed and audited by a Certified Public Accountant

[2/] Including provisioning for advance legal fee and insurance prepaid for customers

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BANLANCE SHEET

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	June 30, 2005	March 31, 2005	Change	December 31, 2004	June 30, 2005	March 31, 2005	Change	December 31, 2004
ASSETS								
Cash	13,050,372	10,516,023	2,534,349	13,536,067	13,050,067	10,515,785	2,534,282	13,535,851
Interbank and money market items								
Domestic items								
Interest bearing	8,460,205	2,448,221	6,011,984	1,218,278	8,410,899	2,401,441	6,009,458	1,137,864
Non-interest bearing	2,399,563	3,145,091	(745,528)	2,135,367	2,458,580	3,191,750	(733,170)	2,150,080
Foreign items								
Interest bearing	73,131,328	79,158,278	(6,026,950)	71,969,251	73,131,328	79,158,278	(6,026,950)	71,969,251
Non-interest bearing	282,968	571,743	(288,775)	926,986	282,968	571,743	(288,775)	926,986
Total interbank and money market items-net	84,274,064	85,323,333	(1,049,269)	76,249,882	84,283,775	85,323,212	(1,039,437)	76,184,181
Securities purchased under resale agreements	12,400,000	25,041,000	(12,641,000)	19,040,000	12,400,000	25,041,000	(12,641,000)	19,040,000
Investments								
Current investments-net	44,255,413	44,003,600	251,813	33,325,171	43,225,930	42,901,364	324,566	31,657,896
Long-term investments-net	62,924,523	69,249,762	(6,325,239)	76,347,551	61,172,508	67,128,724	(5,956,216)	74,696,584
Investment in subsidiaries & associated companies-net	401,689	457,059	(55,370)	462,378	10,188,156	10,553,944	(365,788)	10,635,878
Total investments-net	107,581,625	113,710,421	(6,128,796)	110,135,100	114,586,594	120,584,032	(5,997,438)	116,990,358
Loans and accrued interest receivables								
Loans	*605,002,834*	*591,851,973*	*13,150,861*	*592,588,469*	*595,696,305*	*581,961,022*	*13,735,283*	*578,117,032*
Accrued interest receivables	1,788,230	1,845,365	(57,135)	2,455,344	1,254,140	1,246,650	7,490	1,318,032
Total loans and accrued interest receivables	606,791,064	593,697,338	13,093,726	595,043,813	596,950,445	583,207,672	13,742,773	579,435,064
Less Allowance for doubtful accounts	(33,490,741)	(36,085,376)	2,594,635	(39,068,137)	(24,700,648)	(26,342,185)	1,641,537	(26,968,186)
Less Revaluation allowance for debt restructuring	(2,285,839)	(2,132,146)	(153,693)	(4,878,194)	(1,898,185)	(1,842,249)	(55,936)	(2,297,055)
Less Normalized provisioning	(3,025,000)	(2,600,000)	(425,000)	(2,400,000)	(3,025,000)	(2,600,000)	(425,000)	(2,400,000)
Total loans and accrued interest receivables-net	*567,989,484*	*552,879,816*	*15,109,668*	*548,697,482*	*567,326,612*	*552,423,238*	*14,903,374*	*547,769,823*
Properties foreclosed-net	17,829,639	17,762,800	66,839	17,397,232	12,932,131	12,987,419	(55,288)	12,734,511
Customers' liability under acceptance	739,933	751,772	(11,839)	743,369	739,933	751,772	(11,839)	743,369
Premises and equipment-net	21,322,971	21,213,213	109,758	19,747,325	20,671,455	20,696,280	(24,825)	19,220,398
Intangible assets-net	3,732,530	3,693,006	39,524	3,523,350	3,222,587	3,161,540	61,047	2,988,530
Accrued income receivables	1,737,469	1,591,125	146,344	1,818,365	1,641,166	1,501,545	139,621	1,736,440
Derivative revaluation	3,260,162	4,428,981	(1,168,819)	6,348,767	3,260,162	4,428,981	(1,168,819)	6,348,767
Other assets-net	6,864,971	6,516,690	348,281	7,314,809	6,121,266	5,785,837	335,429	6,649,339
Total Assets	840,783,220	843,428,180	(2,644,960)	824,551,748	840,235,748	843,200,641	(2,964,893)	823,941,547


60
ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BANLANCE SHEET

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	June 30, 2005	March 31, 2005	Change	December 31, 2004	June 30, 2005	March 31, 2005	Change	December 31, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY								
Deposits								
Deposits in baht	692,394,588	711,904,292	(19,509,704)	701,712,988	692,829,029	712,665,321	(19,836,292)	702,127,817
Deposits in foreign currencies	2,743,396	2,967,649	(224,253)	3,856,728	2,743,396	2,967,649	(224,253)	3,856,728
Total deposits	695,137,984	714,871,941	(19,733,957)	705,569,716	695,572,425	715,632,970	(20,060,545)	705,984,545
Interbank and money market items								
Domestic items								
Interest bearing	16,213,691	10,771,959	5,441,732	8,067,532	15,788,691	10,496,960	5,291,731	7,707,532
Non-interest bearing	3,357,115	3,257,456	99,659	3,182,510	3,356,762	3,252,497	104,265	3,182,510
Foreign items								
Interest bearing	134,853	140,983	(6,130)	18,777	134,853	140,983	(6,130)	18,777
Non-interest bearing	194,235	272,779	(78,544)	256,130	194,235	272,779	(78,544)	256,130
Total interbank and money market items	19,899,894	14,443,177	5,456,717	11,524,949	19,474,541	14,163,219	5,311,322	11,164,949
Liability payable on demand	5,843,424	5,196,952	646,472	7,426,010	5,843,424	5,196,952	646,472	7,426,010
Borrowings								
Short-term borrowings	8,247,600	3,753,000	4,494,600	3,843,000	8,247,600	3,753,000	4,494,600	3,843,000
Long-term borrowings	20,211,870	19,786,074	425,796	19,767,595	20,211,869	19,786,074	425,795	19,767,595
Total borrowings	28,459,470	23,539,074	4,920,396	23,610,595	28,459,469	23,539,074	4,920,395	23,610,595
Bank's liability under acceptance	739,933	751,772	(11,839)	743,369	739,933	751,772	(11,839)	743,369
Derivative revaluation	7,222,315	2,841,305	4,381,010	1,440,906	7,222,315	2,841,305	4,381,010	1,440,906
Accrued interest payables	1,021,448	1,459,154	(437,706)	1,096,509	1,021,408	1,461,454	(440,046)	1,095,566
Other liabilities	9,071,555	8,448,302	623,253	6,474,039	8,807,116	8,015,782	791,334	6,127,970
Total Liabilities	767,396,023	771,551,677	(4,155,654)	757,886,093	767,140,631	771,602,528	(4,461,897)	757,593,910

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BANLANCE SHEET

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	June 30, 2005	March 31, 2005	Change	December 31, 2004	June 30, 2005	March 31, 2005	Change	December 31, 2004
Shareholders' equity								
Share capital								
Authorized share capital								
3,048,614,697 ordinary shares, Baht 10 per value	30,486,147	30,486,147	-	30,486,147	30,486,147	30,486,147	-	30,486,147
Issued and fully paid-up share capital								
2,370,773,865 ordinary shares, Baht 10 per value	23,707,739		8,793		23,707,739		8,793	
2,369,894,567 ordinary shares, Baht 10 per value		23,698,946				23,698,946		
2,363,624,537 ordinary shares, Baht 10 per value				23,636,245				23,636,245
Premium on ordinary shares	17,689,829	17,674,160	15,669	17,555,259	17,689,829	17,674,160	15,669	17,555,259
Appraisal surplus on asset revaluation	10,096,772	10,133,412	(36,640)	8,762,355	10,096,772	10,133,412	(36,640)	8,762,355
Revaluation surplus on investments	762,588	768,988	(6,400)	951,996	762,588	768,988	(6,400)	951,996
Retained earning								
Appropriated								
Legal reserve	770,000	770,000	-	770,000	770,000	770,000	-	770,000
Unappropriated	20,068,189	18,552,607	1,515,582	14,671,782	20,068,189	18,552,607	1,515,582	14,671,782
	73,095,117	71,598,113	1,497,004	66,347,637	73,095,117	71,598,113	1,497,004	66,347,637
Minority interests	292,080	278,390	13,690	318,018	-	-	-	-
Total Shareholders' equity	73,387,197	71,876,503	1,510,694	66,665,655	73,095,117	71,598,113	1,497,004	66,347,637
Total Liabilities and Shareholders' equity	840,783,220	843,428,180	(2,644,960)	824,551,748	840,235,748	843,200,641	(2,964,893)	823,941,547
Off-balance sheet items-contingency								
Avals on bills and guarantees of loans	608,010	662,838	(54,828)	614,862	608,010	662,838	(54,828)	617,267
Liability under unmatured import bills	4,959,972	4,331,335	628,637	4,290,602	4,959,972	4,331,335	628,637	4,290,602
Letters of credit	13,904,743	17,540,230	(3,635,487)	14,103,371	13,904,743	17,540,230	(3,635,487)	14,103,371
Other contingencies	655,872,637	630,051,036	25,821,601	532,959,404	655,744,729	629,979,392	25,765,337	532,843,314


60
ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF INCOME

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	Q2/05	Q1/05	Change	Q2/04 Restated	Q2/05	Q1/05	Change	Q2/04 Restated
Interest and dividend income								
Loans	7,552,734	7,326,348	226,386	6,692,295	7,426,869	6,985,338	441,531	6,369,908
Interbank and money market items	585,141	521,819	63,322	423,415	584,406	521,356	63,050	422,822
Investments	1,414,045	890,369	523,676	1,004,966	1,409,490	882,612	526,878	1,001,595
Total interest and dividend income	9,551,920	8,738,536	813,384	8,120,676	9,420,765	8,389,306	1,031,459	7,794,325
Interest expenses								
Deposits	1,304,324	1,321,316	(16,992)	1,386,529	1,304,323	1,321,317	(16,994)	1,386,529
Interbank and money market items	96,235	68,532	27,703	55,217	95,045	66,683	28,362	53,678
Short-term borrowings	14,327	12,566	1,761	-	14,327	12,566	1,761	-
Long-term borrowings	292,413	273,451	18,962	288,396	292,413	273,451	18,962	288,395
Total interest expenses	1,707,299	1,675,865	31,434	1,730,142	1,706,108	1,674,017	32,091	1,728,602
Net income from interest and dividend	7,844,621	7,062,671	781,950	6,390,534	7,714,657	6,715,289	999,368	6,065,723
Reversal of bad debt and doubtful accounts	(470,305)	(309,372)	(160,933)	(2,050,167)	(325,901)	(68,439)	(257,462)	(1,340,177)
Loss on debt restructuring	695,675	394,229	301,446	2,215,075	617,775	77,264	540,511	1,669,860
Normalized provisions	425,000	200,000	225,000	200,000	425,000	200,000	225,000	200,000
Net income from interest and dividend after reversal of bad debt and doubtful accounts, loss on debt restructuring and normalized provisions	7,194,251	6,777,814	416,437	6,025,626	6,997,783	6,506,464	491,319	5,536,040
Non-interest income								
Gain (loss) on investment	180,146	127,905	52,241	(227,016)	180,146	32,117	148,029	(178,871)
Share of profit (loss) from investments on equity method	(75,654)	(1,215)	(74,439)	24,682	(2,029)	145,365	(147,394)	(12,410)
Fees and service income								
Acceptance, aval and guarantees	146,444	160,484	(14,040)	130,612	146,444	160,484	(14,040)	130,612
Others	2,012,925	2,173,875	(160,950)	1,831,300	1,831,378	1,980,649	(149,271)	1,649,630
Gain on exchange	220,067	207,182	12,885	424,027	220,067	207,182	12,885	424,027
Loss on transfer of financial assets	-	-	-	(447,986)	-	-	-	-
Other income	210,013	265,690	(55,677)	98,314	167,506	226,215	(58,709)	90,670
Total non-interest income	2,693,941	2,933,921	(239,980)	1,833,933	2,543,512	2,752,012	(208,500)	2,103,658
Non-interest expenses								
Personnel expenses	1,585,236	1,517,950	67,286	1,563,953	1,473,522	1,420,920	52,602	1,492,721
Premises and equipment expenses	846,494	693,674	152,820	885,799	818,977	668,426	150,551	860,886
Taxes and duties	416,932	374,295	42,637	337,171	403,912	352,880	51,032	326,958
Fees and service expenses	616,065	589,818	26,247	707,087	603,462	581,567	21,895	679,954
Directors' remuneration	31,014	14,141	16,873	13,449	29,424	11,838	17,586	11,799
Loss on impairment of properties foreclosed	90,621	5,425	85,196	83,216	346	4,594	(4,248)	61,946
Contribution to Financial Institutions Development Fund	711,687	711,687	-	692,617	711,687	711,687	-	692,617
Other expenses	608,595	640,714	(32,119)	338,607	560,627	391,704	168,923	320,872
Total non-interest expenses	4,906,644	4,547,704	358,940	4,621,899	4,601,957	4,143,616	458,341	4,447,753
Income before income tax	4,981,548	5,164,031	(182,483)	3,237,660	4,939,338	5,114,860	(175,522)	3,191,945
Income tax expenses	1,119,021	1,301,116	(182,095)	30,386	1,090,501	1,271,916	(181,415)	-
Net income before minority interest	3,862,527	3,862,915	(388)	3,207,274	3,848,837	3,842,944	5,893	3,191,945
Minority interest in net income	(13,690)	(19,971)	6,281	(15,329)	-	-	-	-
Net income	3,848,837	3,842,944	5,893	3,191,945	3,848,837	3,842,944	5,893	3,191,945
Basic earning per share (Baht)	1.62	1.62	-	1.35	1.62	1.62	-	1.35
Number of the weighted average number of ordinary shares ('000)	2,370,677	2,369,198	1,479	2,362,116	2,370,677	2,369,198	1,479	2,362,116

ธนาคารกสิกรไทย KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF INCOME

For the six-month periods ended June 30, 2005 and 2004

	Consolidated (Thousand Baht)			The Bank (Thousand Baht)		
	2005	2004 Restated	Change	2005	2004 Restated	Change
Interest and dividend income						
Loans	14,879,082	13,194,897	1,684,185	14,412,207	12,468,773	1,943,434
Interbank and money market items	1,106,960	874,858	232,102	1,105,762	873,774	231,988
Investments	2,304,414	1,987,744	316,670	2,292,102	1,963,942	328,160
Total interest and dividend income	18,290,456	16,057,499	2,232,957	17,810,071	15,306,489	2,503,582
Interest expenses						
Deposits	2,625,640	2,808,473	(182,833)	2,625,640	2,808,473	(182,833)
Interbank and money market items	164,767	97,149	67,618	161,728	94,675	67,053
Short-term borrowings	26,893	-	26,893	26,893	-	26,893
Long-term borrowings	565,864	698,555	(132,691)	565,864	698,555	(132,691)
Total interest expenses	3,383,164	3,604,177	(221,013)	3,380,125	3,601,703	(221,578)
Net income from interest and dividend	14,907,292	12,453,322	2,453,970	14,429,946	11,704,786	2,725,160
Reversal of bad debt and doubtful accounts	(779,677)	(4,205,669)	3,425,992	(394,339)	(3,099,364)	2,705,025
Loss on debt restructuring	1,089,904	4,761,031	(3,671,127)	695,038	3,500,353	(2,805,315)
Normalized provisions	625,000	400,000	225,000	625,000	400,000	225,000
Net income from interest and dividend after reversal of bad debt and doubtful accounts, loss on debt restructuring and normalized provisions	13,972,065	11,497,960	2,474,105	13,504,247	10,903,797	2,600,450
Non-interest income						
Gain (loss) on investment	308,051	650,543	(342,492)	212,263	665,320	(453,057)
Share of profit (loss) from investments on equity method	(76,869)	44,082	(120,951)	143,336	108,150	35,186
Fees and service income						
Acceptance, aval and guarantees	306,929	265,732	41,197	306,929	265,732	41,197
Others	4,186,800	3,603,789	583,011	3,812,026	3,228,767	583,259
Gain on exchange	427,249	811,218	(383,969)	427,249	811,218	(383,969)
Loss on transfer of financial assets	-	(435,364)	435,364	-	-	-
Other income	475,702	261,239	214,463	393,721	247,405	146,316
Total non-interest income	5,627,862	5,201,239	426,623	5,295,524	5,326,592	(31,068)
Non-interest expenses						
Personnel expenses	3,103,186	3,053,546	49,640	2,894,442	2,909,517	(15,075)
Premises and equipment expenses	1,540,168	1,710,214	(170,046)	1,487,402	1,661,406	(174,004)
Taxes and duties	791,227	683,593	107,634	756,792	655,422	101,370
Fees and service expenses	1,205,883	1,415,583	(209,700)	1,185,028	1,368,702	(183,674)
Directors' remuneration	45,154	27,968	17,186	41,262	23,686	17,576
Loss on impairment of properties foreclosed	96,046	151,784	(55,738)	4,940	125,674	(120,734)
Contribution to Financial Institutions Development Fund	1,423,374	1,385,234	38,140	1,423,374	1,385,234	38,140
Other expenses	1,249,310	630,817	618,493	952,333	550,221	402,112
Total non-interest expenses	9,454,348	9,058,739	395,609	8,745,573	8,679,862	65,711
Income before income tax	10,145,579	7,640,460	2,505,119	10,054,198	7,550,527	2,503,671
Income tax expenses	2,420,138	62,864	2,357,274	2,362,417	-	2,362,417
Net income before minority interest	7,725,441	7,577,596	147,845	7,691,781	7,550,527	141,254
Minority interest in net income	(33,660)	(27,069)	(6,591)	-	-	-
Net income	7,691,781	7,550,527	141,254	7,691,781	7,550,527	141,254
Basic earning per share (Baht)	3.25	3.20	0.05	3.25	3.20	0.05
Number of the weighted average number of ordinary shares ('000)	2,369,942	2,361,468	8,474	2,369,942	2,361,468	8,474

Data of Consolidated

Million Baht

	June 30, 05	March 31, 05
[illegible]	[illegible]	[illegible]
Total Assets	840,783	843,428
[illegible]	[illegible]	[illegible]
NPL	64,576	68,400
[illegible]	[illegible]	[illegible]
NIM	3.85%	3.49%
[illegible]	[illegible]	[illegible]
ROE	21.28%	22.29%

Interest Rate	June 30, 05	March 31, 05
[illegible]	[illegible]	[illegible]
MOR	5.75%	5.75%
[illegible]	[illegible]	[illegible]
Saving	0.75%	0.75%
[illegible]	[illegible]	[illegible]
Fixed 6 months	1.00%	1.00%
[illegible]	[illegible]	[illegible]

NPL : Non performing loan
NIM : Net interest margin
ROA : Return on average assets
ROE : Return on average equity
MLR : Minimum lending rate
MOR : Minimum overdraft rate
MRR : Minimum retail rate

Consolidated statement of income

Million Baht

	Q2/05	Q1/05	Change
Total interest and dividend income	9,552	8,739	813
Total interest expenses	1,707	1,676	31
Net income from interest and dividend	7,845	7,063	782
Reversal of bad debt and doubtful accounts	(470)	(309)	(161)
Loss on debt restructuring	696	394	302
Normalized provisions	425	200	225
Net income from interest and dividend after reversal of bad debt and doubtful accounts, loss on debt restructuring and normalized provisions	7,194	6,778	416
Total non-interest income	2,694	2,934	(240)
Total non-interest expenses	4,907	4,548	359
Income before income tax	4,981	5,164	(183)
Income tax expenses	1,119	1,301	(182)
Minority interest in net income	(13)	(20)	7
Net income	3,849	3,843	6

In the second quarter of 2005, the Bank and its subsidiaries recorded net operating income amounting to Baht 3,849 million, up from the first quarter by Baht 6 million or 0.15%. The items having significant changes are as follows:

- **Net income from interest and dividend,** up by Baht 782 million or 11.07% over the preceding quarter, due chiefly to dividend received on equity securities and interest received on investment in loans purchased from Ploy AMC. Interest received on loans increased by Baht 227 million reflecting loan growth of the Bank.
- **Reversal of bad debt and doubtful accounts,** up from the preceding quarter by Baht 161 million or 52.02% due mainly to Baht 443 million higher of allowance for doubtful loans transferred to compensate the loss on debt restructuring than that of the preceding quarter. Also, the Bank set aside the allowance for normal loans at the higher amount of Baht 282 million, following the growth of normal loans.

60 ธนาคารกสิกรไทย KASIKORNBANK

- **Loss on debt restructuring,** up from the proceding quarter by Baht 302 million or 76.46%, following the additional loans restructuring of the Bank and Phethai AMC.

- **Normalized provisions,** the Bank set aside normalized provisions amounting to Baht 425 million, bringing the total sum to Baht 3,025 million as of June 30, 2005, which reached the policy target of about 0.5% of total loans.

- **Non-interest income,** down by Baht 240 million or 8.18% from the preceding quarter. The items having significant changes are as follows:

Million Baht

Non-interest income	Q2/05	Q1/05	Change
Gain on investment	180	128	52
Share of loss from investments on equity method	(76)	(1)	(75)
Fee and service income	2,160	2,334	(174)
Gain on exchange	220	207	13
Other income	210	266	(56)
Total	2,694	2,934	(240)

- **Gain on investment,** up by Baht 52 million or 40.84% from the preceding quarter due mainly to the Bank's disposal of government and state enterprise bonds.

- **Share of profit (loss) from investments on equity method**

Million Baht

Profit (loss)	Q2/05	Q1/05	Change
Phethai - AMC	68	19	49
Ploy - AMC	(18)	57	(75)
Other affiliates and subsidiaries	(126)	(77)	(49)
Total	(76)	(1)	(75)

- **Fee and service income,** down by Baht 174 million or 7.50% due mainly to underwriting fee of syndicated loan received in the preceding quarter.

- **Total non-interest expenses,** up from the preceding quarter by Baht 359 million or 7.89%. The items having significant changes are as follows:

Million Baht

Total non-interest expenses	Q2/05	Q1/05	Change
Personnel expenses	1,585	1,518	67
Premises and equipment expenses	846	694	152
Taxes and duties	417	374	43
Fee and service expenses	616	590	26
Directors' remuneration	31	14	17
Loss on impairment of properties foreclosed	91	5	86
Contributions to FIDF	712	712	-
Other expenses	609	641	(32)
Total	4,907	4,548	359

- **Premises and equipment expenses,** up by Baht 152 million or 22.03% due mainly to the appreciation of land and building revaluation in the preceding quarter, which caused the decrease of the Bank's allowance for impairment. Premises and equipment expenses were, hence, lower than that of the preceding quarter.

  Every 3 years, the Bank revalues its land and office buildings in accordance with Thai Accounting Standard number 32 regarding Property, Plant and Equipment, which requires consistent revaluation of land and buildings for every 3-5 years.

- **Loss on impairment of properties foreclosed,** up from the preceding quarter Baht 86 million, due mainly to the additional allowance for impairment of properties foreclosed of Phethai AMC as a result of lower appraisal value.

Consolidated Balance Sheet

Million Baht

	Jun 30,05	Mar 31,05	Change
Total Assets	840,783	843,428	(2,645)
Total Liabilities	767,396	771,552	(4,156)
Total Shareholders' equity	73,387	71,876	1,511

Total Assets decreased as a result of a decrease in Interbank and money market items, Securities purchased under resale agreements, Investments and Derivative revaluation while cash and loans increased.

Total Liabilities decreased as a result of a decrease in Deposits while Interbank and money market items, Short-term borrowings and Derivative revaluation increased.

Total Shareholders' equity increased as a result of the Bank's operating income.

>> Asset

Million Baht

	Jun 30, 05	Mar 31, 05	Change
Total Assets	840,783	843,429	(2,645)
▪ Cash	13,050	10,516	2,534
▪ Interbank and money market items-net	84,274	85,323	(1,049)
▪ Securities purchased under resale agreements	12,400	25,041	(12,641)
▪ Investment-net	107,582	113,710	(6,128)
▪ Loans and accrued interest receivables-net	567,989	552,880	15,109
▪ Derivative revaluation	3,260	4,429	(1,169)

The items of **Total Assets** having significant change are as follows:

- ☐ **Cash,** up by Baht 2,534 million or 24.10% due largely to cash reserves for cash withdrawn during the Bank's holiday.
- ☐ **Interbank and money market items- on the assets side and Investment in the bond repurchase market with the Bank of Thailand** decreased by Baht 1,049 million or 1.23% and Baht 12,641 million or 50.48%, respectively as a result of the Bank's liquidity management.
- ☐ **Investments-net,** down by Baht 6,128 million or 5.39% due mainly to the Bank's disposals of short term debt instrument in a favorable environment and thereafter extended more loans to reap higher yield.

Million Baht

	Jun 30, 05	Mar 31, 05	Change
Debt securities	98,917	104,391	(5,474)
Equity securities	8,665	9,319	(654)
Total	107,582	113,710	(6,128)

- ☐ **Loans, Interest receivables and Allowance for doubtful accounts**

Million Baht

	Jun 30, 05	Mar 31, 05	Change
Loans	605,003	591,852	13,151
• Restructured loans	77,429	82,908	(5,479)
-Performing Restructured loans	44,280	45,323	(1,043)
- Non- performing Restructured loans [1]	33,149	37,585	(4,436)
• Non- restructured loans	527,574	508,944	18,630
Interest receivables	1,788	1,845	(57)
Total loans and interest receivables	606,791	593,697	13,094
Less Allowance for doubtful accounts	(33,491)	(36,085)	2,594
Revaluation allowance for debt restructuring	(2,286)	(2,132)	(154)
Normalized provisioning	(3,025)	(2,600)	(425)
Total loans and interest receivables-net	567,989	552,880	15,109

Loans, up by Baht 13,151 million or 2.22% stemmed from the increment of loans to international trade business and housing loans. This drove net new loans (after repayment) to Baht 15,937 million while loan written off amounted to Baht 2,786 million.

Allowance for doubtful accounts, down by Baht 2,594 million or 7.19% as a result of loan written off.

[1] as part of NPL



- **Classified Loans**

Million Baht

	Consolidated							
	June 30, 2005				March 31, 2005			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value	% used for calculation the provisions	Total provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value	% used for calculation the provisions	Total provision
Pass	532,924	206,107	1	5,365	509,510	170,446	1	5,119
Special mention	5,663	1,025	2	113	12,539	1,872	2	256
Sub standard	5,892	1,733	20	347	5,976	1,552	20	311
Doubtful	12,753	4,929	50	2,464	12,737	3,419	50	1,710
Doubtful of loss	46,808	16,692	100	16,803	50,635	17,511	100	17,670
Total	604,040	230,486		25,092	591,397	194,800		25,066
Revaluation allowance for debt restructuring				2,286				2,132
Total				27,378				27,198
Allowance established in excess of BOT regulations				8,316				10,939
Normalized provisions				3,025				2,600
Total				38,719				40,737
Kasikorn Factoring Co., Ltd.	2,751			83	2,300			81
Total	606,791			38,802	593,697			40,818

Million Baht

	The Bank							
	June 30, 2005				March 31, 2005			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value	% used for calculation the provisions	Total provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value	% used for calculation the provisions	Total provision
Pass	540,119	215,699	1	5,401	516,996	180,384	1	5,170
Special mention	4,692	891	2	94	11,811	1,593	2	236
Sub standard	5,892	1,733	20	347	5,976	1,552	20	311
Doubtful	12,753	4,929	50	2,464	12,737	3,419	50	1,710
Doubtful of loss	33,494	10,907	100	10,952	35,688	11,410	100	11,562
Total	596,950	234,159		19,258	583,208	198,358		18,989
Revaluation allowance for debt restructuring				1,898				1,842
Total				21,156				20,831
Allowance established in excess of BOT regulations				5,443				7,353
Normalized provisions				3,025				2,600
Total				29,624				30,784



- Derivative revaluation on the assets side, down by Baht 1,169 million or 26.39% due to Baht depreciation which decreases the gains from revaluation from lower forward sold contract rate than exchange rate at the end of the period. However, it will not affect the Bank's profits and losses, since the Bank has maintained square position in its foreign exchange transactions.

Baht : USD

	Jun 30, 05	Mar 31, 05	Change
Mid Rate	41.29	39.15	2.14

>> Liabilities and Shareholders' equity

Million Baht

	Jun 30, 05	Mar 31, 05	Change
Total Liabilities	767,396	771,552	(4,156)
▪Deposits	695,138	714,872	(19,734)
▪Interbank and money market items-net	19,900	14,443	5,457
▪Short-term borrowings	8,248	3,753	4,495
▪Derivative revaluation	7,222	2,841	4,381
Shareholders' equity	73,387	71,876	1,511

The items of Total Liabilities and shareholders' equity having significant changes are as follows:

- Deposits, down by Baht 19,734 million or 2.76% as a result of a decrease in saving and fixed deposit.

Million Baht

Type of deposits	Jun 30, 05	Mar 31, 05	Change
Current	39,286	39,918	(632)
Saving	394,917	403,225	(8,308)
Fixed 3 months	209,901	218,374	(8,473)
Fixed 6 months	4,427	4,713	(286)
Fixed 12 months and upward	46,607	48,642	(2,035)
Total	695,138	714,872	(19,734)

- Interbank and money market items- on the liabilities side, up by Baht 5,457 million or 37.78% as a result of borrowing from financial institutions to generate income from spread.

- Short-term borrowings, up by Baht 4,495 million or 119.76% due to issuing of short-term debentures with a maturity of 90 days to promote ample flexibility and variety of funding structure management as well as to provide more alternatives in investments for the public and the Bank's depositors.

- Derivative revaluation on the liabilities side, up by Baht 4,381 million or 154.19% due to Baht depreciation which increases the losses from revaluation from lower forward sold contract rate than exchange rate at the end of the period. However, it will not affect the Bank's profits and losses, since the Bank has maintained square position in its foreign exchange transactions.

- Shareholders' equity, up by Baht 1,511 million or 2.10% as a result of operating income amounting to Baht 3,849 million and dividend paid in April 2005 amounting to Baht 2,370 million.

>> Capital Funds

Million Baht

	Jun 30, 05	Mar 31, 05	Change
Tier 1*	54,469	48,958	5,511
Tier 2	32,070	32,156	(86)
Total Tier*	86,539	81,114	5,425
Risk weighted assets	641,027	619,435	21,592
Tier 1 capital ratio*	8.50%	7.90%	0.60%
Total capital ratio*	13.50%	13.09%	0.41%

* excluding net profit of each period.

AV

Investment, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

	Consolidated (Million Baht)					The Bank (Million Baht)				
	Jun 30, 05	Mar 31, 05	Dec 31, 04	Sep 30, 04	Jun 30, 04	Jun 30, 05	Mar 31, 05	Dec 31, 04	Sep 30, 04	Jun 30, 04
Investments										
Debt instruments	98,917	104,391	104,402	125,961	132,008	97,818	103,219	102,665	125,448	131,168
■ Government and state enterprise securities										
>> Trading investments	2,068	8,487	1,315	4,373	3,710	2,068	8,487	1,315	4,373	3,710
>> Available-for-sale investments	31,306	32,430	36,194	50,545	54,796	31,306	32,430	36,194	50,545	54,798
>> Held-to-maturity investments	27,260	27,328	26,000	26,882	39,144	26,163	26,156	24,263	26,369	38,304
■ Private enterprise debt instruments										
>> Available-for-sale investments	2,462	3,496	2,821	3,426	3,698	2,462	2,496	2,821	3,426	3,698
>> Held-to-maturity investments	11,310	10,568	278	278	542	11,310	10,568	278	278	542
■ Foreign debt instruments										
>> Available-for-sale investments	24,511	23,082	24,182	25,726	25,920	24,511	23,082	24,182	25,726	25,920
>> Held-to-maturity investments	-	-	13,612	14,731	14,396	-	-	13,612	14,731	14,396
Equity Securities	8,665	9,319	5,733	6,165	6,291	16,769	17,365	14,325	13,227	13,261
>> Available-for-sale investments	1,377	1,421	1,766	1,700	1,447	1,377	1,421	1,572	1,679	1,423
>> General investments	6,887	7,440	3,504	4,088	4,503	5,204	5,389	2,117	2,163	2,357
>> Investment in subsidiaries & associated companies	401	458	463	377	341	10,188	10,555	10,636	9,385	9,481
Total investment-net	107,582	113,710	110,135	132,126	138,299	114,587	120,584	116,990	138,675	144,429
Loans, Accrued interest receivables and Allowance for doubtful accounts										
Written off loans	2,786	1,629	14,718	4,587	3,718	2,154	1,227	13,051	2,860	2,563
Restructured loans	77,429	82,908	89,437	103,909	109,004	67,188	68,856	70,211	79,981	85,446
Non-performing loans (NPL)	64,576	68,400	72,809	73,400	80,204	51,785	54,042	56,870	55,324	58,957
Total loans used for NPL ratio calculation	610,839	592,180	591,901	581,046	571,785	604,283	584,589	579,883	567,323	556,397
NPL to total loans (%)	10.57	11.55	12.30	12.63	14.03	8.57	9.24	9.81	9.75	10.60
Classified loans										
>> Pass	532,924	509,510	512,470	499,771	484,709	540,119	516,996	517,189	505,545	491,371
>> Special mention	5,653	12,539	6,282	8,334	7,379	4,692	11,811	5,012	6,269	6,050
>> Sub standard	5,892	5,976	8,445	4,603	3,885	5,892	5,976	8,445	4,603	3,885
>> Doubtful	12,753	12,737	12,003	5,389	5,778	12,753	12,737	12,003	5,389	5,778
>> Doubtful of loss	46,808	50,635	53,389	64,016	71,184	33,494	35,688	36,786	45,165	49,025
Total	604,040	591,397	592,589	582,113	572,935	596,950	583,208	579,435	566,971	556,109
Kasikorn Factoring Co., Ltd.	2,751	2,300	2,455	2,310	2,100	-	-	-	-	-
Total	606,791	593,697	595,044	584,423	575,035	596,950	583,208	579,435	566,971	556,109
Allowance for doubtful accounts	38,719	40,737	46,268	59,130	62,800	29,624	30,784	31,665	43,298	45,545
Allowance as required by BOT	27,378	27,198	32,086	42,686	44,637	21,156	20,831	21,800	30,607	32,032
Allowance to allowance as required by BOT(%)	141.43	149.78	144.20	138.52	140.69	140.03	147.77	145.26	141.47	142.18
Properties foreclosed-net										
Properties foreclosed	21,358	21,307	21,216	20,084	18,186	16,002	16,242	16,071	15,566	15,114
Less Allowance for impairment	(3,528)	(3,544)	(3,819)	(3,640)	(2,611)	(3,070)	(3,255)	(3,336)	(3,234)	(3,253)
Properties foreclosed-net	17,830	17,763	17,397	16,444	15,575	12,932	12,987	12,735	12,332	11,861
Deposits										
>> Current	39,286	39,918	38,036	39,368	37,307	39,440	40,071	38,331	39,695	37,456
>> Saving	394,917	402,225	384,450	379,313	364,601	395,198	403,833	384,550	379,795	364,661
>> Fixed 3 months	209,901	218,374	225,247	231,314	234,405	209,901	218,374	225,247	231,314	234,405
>> Fixed 6 months	4,427	4,713	4,926	5,177	5,357	4,427	4,712	4,926	5,177	5,357
>> Fixed 12 months and upward	46,607	48,643	52,930	55,444	58,942	46,607	48,643	52,930	55,444	58,942
Total deposits	695,138	714,873	705,569	710,815	700,612	695,572	715,633	705,984	711,425	700,821

AL



Additional Information

Investment, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

	%[2]					%[3]				
	Jun 30, 05	Mar 31, 05	Dec 31, 04	Sep 30, 04	Jun 30, 04	Jun 30, 05	Mar 31, 05	Dec 31, 04	Sep 30, 04	Jun 30, 04
Capital funds ratio[1]										
Tier 1 capital ratio	8.50	7.90	7.98	8.29	7.23	9.71	9.80	9.27	8.86	8.57
Tier 2 capital ratio	5.00	5.19	5.14	5.23	5.41	5.00	5.19	5.14	5.20	5.42
Total Capital funds ratio	13.50	13.09	13.13	13.51	12.65	14.71	14.99	14.41	14.06	13.99

(1) Calculated from the financial statements of the Bank and include the risk assets of the Bank's two subsidiaries asset management companies.

(2) Excluding net profit of each period, which under Bank of Thailand's regulations, net profit in the first period is to be counted as capital after approval by the Board of Directors as per the Bank's regulations. Net profit in the second period is also counted as capital after approval of the General Meeting of Shareholders. However, whenever a net loss occurs, the capital must be immediately reduced accordingly.

(3) Include net profit of each period be counted as the capital funds.


60
ธนาคารกสิกรไทย
KASIKORNBANK

Additional Information

Financial Highlights – Consolidated financial statement

As of or for the quarter ended		Jun 30, 05	Mar 31, 05	%Change	Dec 31, 04	Sep 30, 04	Jun 30, 04
Common share information:							
Per share (Baht)	- basic earnings	1.62	1.62	-	1.87	1.42	1.35
	- book value	30.83	30.21	2.05	28.07	26.11	23.41
Share price [1] (Baht)	- high	59.00	55.00	7.27	53.00	45.00	56.50
	- low	52.50	53.50	(1.87)	52.50	44.50	42.75
	- closing	55.00	54.50	0.92	52.50	45.00	50.50
Common shares outstanding	- average basis (thousand Baht)	2,370,677	2,369,198	0.06	2,363,605	2,363,303	2,362,116
	- end of quarter (thousand Baht)	2,370,774	2,369,895	0.04	2,363,625	2,363,449	2,362,227
Market capitalization (Million Baht)		130,393	129,159	0.96	124,090	106,355	119,292
Value measures:							
Price to book value ratio (PBV)		1.78	1.80	(1.11)	1.87	1.72	2.16
Operating results (Million Baht)							
Interest and dividend income		9,552	8,739	9.30	8,765	8,177	8,121
Interest expenses		1,707	1,676	1.85	1,695	1,734	1,730
Net income from interest and dividends		7,845	7,053	11.07	7,070	6,443	6,391
Bad debt and doubtful accounts [2]		651	285	128.42	1,039	766	365
Non-interest income		2,694	2,934	(8.18)	4,251	2,643	1,834
Non-interest expenses		4,907	4,548	7.89	5,828	4,906	4,622
Total income [3]		10,539	9,997	5.43	11,321	9,086	8,224
Net income		3,849	3,843	0.15	4,421	3,367	3,192
Operating measures:							
Net interest margin [4]		3.85%	3.49%	0.36	3.49%	3.16%	3.15%
Efficiency ratio		46.56%	45.49%	1.07	51.48%	54.00%	56.19%
Return on average assets (ROA) [4]		1.83%	1.84%	(0.01)	2.15%	1.65%	1.59%
Return on average equity (ROB) [4]		21.28%	22.28%	(1.01)	27.61%	23.01%	23.58%
Number of employees		10,175	10,128	0.46	10,110	10,059	9,958
Balance sheet information (Million Baht)							
Loans		605,003	591,852	2.22	592,588	581,612	572,063
Allowance for doubtful accounts [5]		38,802	40,818	(4.94)	46,346	59,210	62,878
Non-performing loans (NPL)		64,576	68,400	(5.59)	72,809	73,400	80,204
Total assets		840,783	843,428	(0.31)	824,592	822,149	806,180
Deposits		695,138	714,873	(2.76)	705,570	710,815	700,612
Total liabilities		767,396	771,552	(0.54)	757,886	760,084	750,623
Shareholders' equity [5]		73,095	71,598	2.09	66,348	61,701	55,206
Average assets		842,106	833,890	0.97	823,350	814,187	805,233
Average earning assets [3]		814,410	809,120	0.65	811,359	816,230	811,295
Average shareholders' equity [6]		72,347	68,973	4.89	64,055	58,534	54,145
Risk weighted assets		641,027	619,435	3.49	611,104	589,013	568,827
Balance sheet quality measures:							
Loans to deposits ratio		87.03%	82.79%	4.24	83.99%	81.82%	81.65%
Shareholders' equity to risk weighted assets		11.40%	11.56%	(0.16)	10.86%	9.98%	9.72%
Return on risk weighted assets [4]		2.40%	2.48%	(0.08)	2.89%	2.29%	2.25%
Tier I capital ratio		8.50%	7.90%	0.60	7.98%	8.29%	7.23%
Total capital ratio		13.50%	13.09%	0.41	13.13%	13.51%	12.65%
NPL to loans [7]		10.57%	11.55%	(0.98)	12.30%	12.63%	14.03%
Total allowance to loans		6.41%	6.90%	(0.49)	7.82%	10.18%	10.99%
Total allowance to NPL		60.09%	59.61%	0.42	63.65%	80.67%	78.40%
NPL after allowance (Million Baht)		25,774	27,582	(6.55)	26,463	14,190	17,326


60
ธนาคารกสิกรไทย
KASIKORNBANK

Additional Information

Financial Highlights – Consolidated financial statement (continued)

[ก] local board / high-low share prices during the quarter

[ข] Including loss on debt restructuring and normalised provisions

[ค] Total income = Net income from interest and dividend + Non-interest income

[ง] Annualised

[จ] Including revaluation allowance for debt restructuring and normalized provisioning

[ฉ] Excluding minority interest

[ช] Earning assets = Interbank and money market items net + Securities purchased under resale agreement + Investments net + Loans + Accrued interest receivables

[ซ] Loans used in calculation are loans to general customers and loans to financial institutions



Preparing of Consolidated financial statement

The consolidated financial statement comprises the Bank and its subsidiaries, are as follows:

	% Shareholding				
	Jun 30, 05	Mar 31, 05	Dec 31, 04	Sep 30, 04	Jun 30, 04
KBANK Group					
>> Kasikorn Asset Management Co., Ltd. (K-Asset)	71.43	71.43	71.43	71.43	71.42
>> Kasikorn Factoring Co., Ltd. (K-Factoring)	99.99	99.99	99.99	99.99	99.99
>> Kasikorn Securities Co., Ltd. (K-Securities)	99.91	99.91	99.91	-	-
>> Kasikorn Leasing Co., Ltd. (K-Leasing)	99.99	99.99	99.99	-	-
>> Kasikorn Research center Co., Ltd. (KRC)	99.99	99.99	99.99	99.99	99.99
Phethai Asset Management Co., Ltd. (Phethai-AMC)	99.99	99.99	99.99	99.99	99.99
Ploy Asset Management Co., Ltd. (Ploy-AMC)	99.99	99.99	99.99	99.99	99.99
Progress Land And Buildings Co., Ltd. (PLB)	99.99	99.99	99.99	99.99	99.99

* The consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank.

Remark: The Stock Exchange of Thailand requires banks to submit financial reports as follows

- *The C.B. 1.1 which is the Bank-only financial statements within 21 days after the end of each quarter.*
- The Consolidated and the Bank-only financial statements within 45 days after the end of the first and third quarters, and within 60 days after the end of the second and fourth quarters.